BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141

November 1, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention:  John Reynolds, Assistant Director

Re:       Supplementary Comparison Chart in Response to Telephonic Request on October 30, 2013

Dear Mr. Reynolds:

Pursuant to the supplemental request of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by telephone on October 30, 2013, BGS Acquisition Subsidiary, Inc. (the “Company”) is filing the attached chart comparing sections of the Offer to Purchase filed by BGS Acquisition Corp. (“BGS Corp.”) as Exhibit (a)(1)(A) to BGS Corp.’s Schedule TO on October 21, 2013, to sections of the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed October 21, 2013.  The Company has not made any changes to the chart, attached hereto as Attachment 1, since it was first provided to the Staff on October 24, 2013.

Please direct any questions that you have with respect to the attached chart to Cesar Baez of the Company at (347) 837-4244 or Heather Carmody at (215) 979-1202.

Sincerely,

BGS Acquisition Subsidiary, Inc.

By:	/s/ Cesar Baez
Name: Cesar Baez Title: Chief Executive Officer

cc:	Tiffany Piland (SEC)
Daniel F. Duchovny (SEC)
Heather Carmody (Duane Morris LLP)

ATTACHMENT 1

SUBSTANTIVELY SIMILAR SECTIONS

of

BGS ACQUISITION CORP.’S

OFFER TO PURCHASE,

Filed October 21, 2013,

and

BGS ACQUISITION SUBSIDIARY, INC.’S

AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-4,

Filed October 21, 2013.

The following table reflects those sections of BGS Acquisition Corp.’s (“BGS Corp.”) Offer to Purchase (the “Offer to Purchase”), filed with the Securities Exchange Commission (the “Commission”) as Exhibit (a)(1)(A) to BGS Corp’s SC TO-I on October 21, 2013, that are substantively similar to certain sections of BGS Acquisition Subsidiary, Inc.’s Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”), filed with the Commission on October 21, 2013.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Registration Statement.

BGS Acquisition Corp. Offer to Purchase		BGS Acquisition Subsidiary, Inc. Amendment No. 1 to the Registration Statement on Form S-4
Section	Page Reference	Section	Page Reference

Risk Factors—Risk Factors Relating to TransnetYX1	17-22	Risk Factors—Risk Factors Relating to TransnetYX	20-24

Risk Factors—Risk Factors Relating to the Consummation of the Business Combination2	24-28	Risk Factors—Risk Factors Relating to an Investment in BGS Acquisition	25-28

Information about the Companies	33-34	Summary of the Prospectus—The Parties	5-7

Selected Historical Financial Information of BGS Corp.	35	BGS Corp. Summary Financial Information	13

Selected Historical Information of TransnetYX	36	TransnetYX Summary Financial Information	14

1
There are two risk factors disclosed in the section “Risk Factors—Risk Factors Relating to TransnetYX” of the Offer to Purchase that are not disclosed in the Registration Statement: (1) the risk factor beginning “TransnetYX may become subject to litigation…,” on page 20 and (2) the risk factor beginning “Much of TransnetYX’s future growth…,” on page 22.

2
Only the following risk factors in the section “Risk Factors—Risk Factors Risk Factors Relating to the Consummation of the Business Combination” of the Offer to Purchase are disclosed in the Registration Statement: (1) the risk factor beginning “Following the consummation of the Business Combination, BGS Acquisition will be a holding company…,” on page 24; (2) the risk factor beginning “BGS Acquisition may redeem the BGS Acquisition Warrants…,” on page 24; (3) the risk factor beginning “There is no guarantee, even if we consummate the Business Combination, that the Public Warrants will ever be in the money....,” on page 25; (4) the risk factor beginning “BGS Corp.’s Initial Shareholder and BGS Corp. Warrant holders have registration rights…,” on page 25; (5) the four consecutive risk factors starting with the risk factor beginning “Our ability to successfully effect the Business Combination …,” on page 25 and ending with the risk factor beginning “There is a limited amount of cash available,” on page 26 and (6) the five consecutive risk factors starting with the risk factor beginning “If the Business Combination’s benefits do not meet the expectations of investors…” on page 27 and ending with the risk factor beginning “Our stockholders will only be able to exercise a BGS Acquisition Warrant if…,” on page 28.

BGS Acquisition Corp. Offer to Purchase		BGS Acquisition Subsidiary, Inc. Amendment No. 1 to the Registration Statement on Form S-4
Section	Page Reference	Section	Page Reference

Selected Unaudited Pro Forma Condensed Combined Financial Information	37	BGS Acquisition and Subsidiaries Pro Forma Summary Financial Information	15

Comparative Share Information	38	Summary Comparative Historical and Unaudited Pro Forma Per Share Data; Comparative Share Information	17; 79

The Business Combination—Conversion of BGS Corp. Securities to BGS Acquisition Securities in Connection with the Redomestication	39	The Merger Agreement—Redomestication Merger and TransnetYX Shares Conversion	40

The Business Combination—General Description of the Transaction Merger; Merger Consideration	40-41	Summary of the Prospectus—The Business Combination and the Merger Agreement—Merger with TransnetYX; Merger Consideration	9-10

The Business Combination—Related Agreements	41-42	The Merger Agreement—Related Agreements	46

The Business Combination—Interest of BGS Corp. Shareholders in the Business Combination	47	Summary of the Prospectus—The Business Combination and the Merger Agreement—Merger with TransnetYX; Merger Consideration	9-10

The Business Combination—Interests of Certain Persons in the Business Combination	47-48	Summary of the Prospectus—Interests of Certain Persons in the Business Combination	11

The Business Combination—Anticipated Accounting Treatment; The Offer—Material U.S. Federal Income Tax Considerations—Anticipated Accounting Treatment	48; 87	Summary of the Prospectus—Anticipated Accounting Treatment	12

BGS Acquisition Corp. Offer to Purchase		BGS Acquisition Subsidiary, Inc. Amendment No. 1 to the Registration Statement on Form S-4
Section	Page Reference	Section	Page Reference

The Merger Agreement	49-61	The Merger Agreement	38-49

Description of BGS Corp.’s Securities3	89-96	Description of BGS Corp.’s Securities	101-107

Description of the Combined Company’s Securities Following the Business Combination	97-100	Description of the Combined Company’s Securities Following the Business Combination	108-111

Material Differences in the Rights of BGS Corp. Shareholders Following the Business Combination	101-107	Material Differences in the Rights of BGS Corp. Shareholders Following the Business Combination	112-118

Price Range of Securities and Dividends	108-109	Price Range of Securities and Dividends	18-19

BGS Corp. Business	110-115	BGS Corp. Business	71-76

Management’s Discussion and Analysis of Financial Condition and Results of Operations of BGS Corp.	116-117	Management’s Discussion and Analysis of Financial Condition and Results of Operations of BGS Corp.	77-78

Management of BGS Corp.	118-121	Directors, Executive Officers, Executive Compensation and Corporate Governance	80-82

TransnetYX Business	122-129	TransnetYX Business	56-62

Management’s Discussion and Analysis of Financial Condition And Results of Operations of TransnetYX	130-137	Management’s Discussion and Analysis of Financial Condition And Results of Operations of TransnetYX	63-70

3	The disclosure in the section “Description of BGS Corp.’s Securities—Trust Account” of the Offer to Purchase is not disclosed in the Registration Statement.

BGS Acquisition Corp. Offer to Purchase		BGS Acquisition Subsidiary, Inc. Amendment No. 1 to the Registration Statement on Form S-4
Section	Page Reference	Section	Page Reference

Management of Combined Company	138-143	Directors, Executive Officers, Executive Compensation and Corporate Governance—Directors and Executive Officers after the Business Combination	82-86

Executive Compensation of TransnetYX	144-148	Directors, Executive Officers, Executive Compensation and Corporate Governance—Directors and Executive Officers after the Business Combination—Compensation of Officers and Directors of TransnetYX	87-90

Unaudited Condensed Combined Pro Forma Financial Statements	149-152	BGS Acquisition Subsidiary Unaudited Condensed Combined Pro Forma Financial Statements	50-55

Security Ownership of Certain Beneficial Owners of BGS Corp.	153-155	Security Ownership of Certain Beneficial Owners and Management of BGS Corp. Prior to the Business Combination; Security Ownership of the Combined Company after the Business Combination	91-92; 96-97

Certain Relationships and Related Transactions4	156-159	Certain Transactions	98-100

4
The disclosure in the section “Certain Relationships and Related Transactions—Legal Proceedings” of the Offer to Purchase is disclosed in the section “BGS Corp. Business—Legal Proceedings” of the Registration Statement on page 76.